UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

KEYSTONE PRIVATE INCOME FUND

(Name of Subject Company (Issuer))

KEYSTONE PRIVATE INCOME FUND

(Name of Filing Person(s) (Issuer))

SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

N/A
(CUSIP Number of Class of Securities)

Ann Maurer

235 W. Galena Street

Milwaukee, WI 53212

(414) 299-2217

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

January 31, 2023

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

Item 1.	SUMMARY TERM SHEET.

•	Keystone Private Income Fund (the “Fund”) is offering to purchase Shares (as defined below) in the Fund (the “Offer”) in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $38,700,000 or approximately 990 Class A Shares, 10,877 Class D Shares, 62,204 Class Y Shares, 17,829 Class I Shares, and 290,284 Class Z Shares outstanding as of November 30, 2022) (the “Offer Amount”) from shareholders of the Fund (the “Shareholders”) at the net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate interest in the Fund a Shareholder desires to tender, after giving effect to all allocations), calculated as of the Valuation Date (as defined below). As used in this Schedule TO, the term “Share” or “Shares” refers to the Shares of beneficial interest in the Fund and/or portions thereof that constitute the five classes of Shares offered by the Fund designated as Class A (“Class A Shares”), Class D (“Class D Shares”), Class Y (“Class Y Shares”), Class I (“Class I Shares”) and Class Z (“Class Z Shares”), that are tendered by Shareholders pursuant to the Offer, and includes all or some of a Shareholder’s Shares as the context requires. As of the close of business on November 30, 2022, there was approximately $1,050,000 (or 10,394 Shares), $21,389,855 (or 211,509 Shares), $126,952,296 (or 1,253,478 Shares), $36,470,447 (or 361,241 Shares), and $587,518,810 (or 5,800,936 Shares), outstanding in capital of the Fund held in Class A Shares, Class D Shares, Class Y Shares, Class I Shares and Class Z Shares, respectively. The net asset value per Class A Shares, Class D Shares, Class Y Shares, Class I Shares, and Class Z shares as of the close of business November 30, 2022 was $101.02, $101.13, $101.28, $100.96, and $101.28, respectively. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on March 1, 2023 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline and expiration date for Shareholders to tender Shares for purchase is called the “Notice Due Date,” and is the date upon which the Offer expires. The net asset per Share will be calculated for this purpose as of March 31, 2023, or at a later date determined by the Fund if the Offer is extended (in each case, the “Valuation Date”).

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund also reserves the right to review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may reserve up to 10% of the net asset value to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is September 30, 2023, the Fund expects that the audit will be completed by the end of November 2023.

•	A Shareholder may tender all of its Shares or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those shares held the longest first. A Shareholder who tenders for repurchase only a portion of their Shares in the Fund will be required to maintain a minimum account balance of $50,000 for Class A Shares and Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares. If a Shareholder tenders a portion of its Shares and the repurchase of that portion would cause the Shareholder’s account balance to fall below this required minimum of $50,000 for Class A Shares and Class Y Shares, $5,000,000 for Class D Shares and Class I Shares or $10,000,000 for Class Z Shares, then the Fund reserves the right to repurchase all of such Shareholder’s outstanding Shares or reduce the portion of the Shares to be purchased from the Shareholder so that the required minimum balance is maintained. Such minimum account balance requirement may also be waived by the Board or by Keystone National Group, LLC (the “Adviser”) in its sole discretion, subject to applicable federal securities laws. See Item 4(a)(1)(ii).

•	Shares will be repurchased on a “first in-first out” basis (i.e., the portion of the Shares repurchased will be deemed to have been taken from the earliest capital contribution made by such Shareholder (adjusted for subsequent appreciation and depreciation) until that capital contribution is decreased to zero, and then from each subsequent capital contribution made by such Shareholder (as adjusted) until such capital contribution is decreased to zero). The Fund will make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Trustees to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. As explained above, the Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum number of Shares being tendered. If the Fund accepts the tender of the Shareholder’s Shares, the Fund will make payment for Shares it purchases from one or more of the following sources: cash on hand or proceeds from the realization of portfolio holdings. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time, on March 1, 2023 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 28, 2023 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date. See Item 4(a)(1)(vi).

•	If a Shareholder would like the Fund to purchase all or some of its Shares, it should complete, sign and either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on March 1, 2023. The value of the Shares may change between November 30, 2022 (the last time prior to the date of this filing as of which net asset value was calculated) and the Valuation Date, the date as of which the value of the Shares being purchased will be determined. See Item 2(b). Shareholders desiring to obtain the estimated net asset value of their Shares may contact UMBFS, at (888) 332-3320 or at the address listed on the first page hereof, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Please note that just as each Shareholder has the right to withdraw its tender prior to the Notice Due Date, the Fund has the right to cancel, amend or postpone the Offer at any time before the Notice Due Date. Also realize that although the Offer is scheduled to expire on March 1, 2023, a Shareholder that tenders all of its Shares will remain a Shareholder of the Fund through the Repurchase Date, notwithstanding the Fund’s acceptance of the Shareholder’s Shares for purchase.

Item 2.	ISSUER INFORMATION.

(a)       The name of the issuer is “Keystone Private Income Fund”. The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company, and is organized as a Delaware statutory trust. The principal executive office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212, and its telephone number is (888) 332-3320.

(b)       The title of the securities that are the subject of the Offer is “shares of beneficial interest,” or portions thereof, in the Fund, and includes the Class A Shares, Class D Shares, Class Y Shares, Class I Shares and Class Z Shares. As of the close of business on November 30, 2022, there was approximately $1,050,000, $21,389,855, $126,952,296, $36,470,447 and $587,518,810 outstanding in capital of the Fund held in the Class A Shares, Class D Shares, Class Y Shares, Class I Shares and Class Z Shares, respectively. Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the Offer Amount that are tendered by and not withdrawn by Shareholders as described above in Item 1.

(c)       There is no established trading market for the Shares, and any transfer thereof is limited by the terms of the Fund’s most recent Memorandum, as it may be supplemented or amended from time to time.

Item 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name of the filing person (i.e., the Fund and the subject company) is “Keystone Private Income Fund.” The Fund’s principal executive office is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 332-3320. The principal investment objective of the Fund is to produce current income. The Adviser manages the Fund’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. Under normal market conditions, the Fund will seek to achieve its investment objective by opportunistically investing, directly or indirectly, a majority of its net assets (plus any borrowings for investment purposes) in a wide range of private credit-oriented or other cash flow producing investments, including corporate loans and credit facilities, equipment leasing transactions, real estate backed loans, corporate and consumer receivables, and other specialty finance opportunities or income-producing assets. The Fund may allocate its assets through a wide range of investment vehicles and structures, including among others as senior debt and also as subordinated debt, preferred equity and common equity investments. There can be no assurance that the Fund will achieve its investment objective. The Adviser of the Fund is Keystone National Group, LLC. The principal executive office of the Adviser is located at 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111. The Trustees on the Fund’s Board of Trustees (the “Board of Trustees”) are Terrance P. Gallagher, David G. Lee, Robert Seyferth and Gary E. Shugrue. Their address is c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin 53212.

Item 4.	TERMS OF THE TENDER OFFER.

(a) (1) (i) Subject to the conditions set out in the Offer, the Fund will purchase Shares in an amount up to the Offer Amount that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 1, 2023 (or if the Offer is extended, by any later Notice Due Date) and not withdrawn as described in Item 4(a)(1)(vi).

(ii)       The value of the Shares tendered to the Fund for purchase will be the net asset value as of the close of business on March 31, 2023, or, if the Offer is extended, as of any later Valuation Date, after the reduction for all fees (including the Early Repurchase Fee), any required tax withholding and other liabilities of the Fund to the extent accrued or otherwise attributable to the Shares being repurchased. See Item 4(a)(1)(v) below.

A Shareholder may tender all or some of its Shares. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000 for Class A Shares and Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund.

The Fund will make an Initial Payment for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective. This amount will be subject to adjustment upon completion of the annual audit of the Fund’s financial statements for the fiscal year in which the repurchase is effected. Final adjustments of payments in connection with the repurchased Shares will be made no later than five business days following the completion of the annual audit of the Fund. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

Payments for repurchased Shares may require the Fund to realize portfolio holdings earlier than the Adviser otherwise would realize such holdings, potentially resulting in losses and an increase in the Fund’s portfolio turnover. The Fund may, but need not, maintain cash or borrow money to meet repurchase requests. Such a practice could increase the Fund’s operating expenses and impact the ability of the Fund to achieve its investment objective.

In the event that Adviser or any of its affiliates holds Shares in its capacity as a Shareholder, such Shares may be tendered for repurchase in connection with any repurchase offer made by the Fund, without notice to the other Shareholders.

(iii)       The Offer is scheduled to expire at 11:59 p.m., Eastern Time, on March 1, 2023. Shareholders that desire to tender Shares for purchase must do so by that time, unless the Offer is extended in the absolute discretion of the Board of Trustees.

(iv)       Not applicable.

(v)       At the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is open by notifying Shareholders of such extension. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. At the absolute discretion of the Board of Trustees, the Fund also reserves the right, at any time and from time to time, up to and including the Notice Due Date, to: (a) cancel the Offer in the circumstances set out in Section 8 of the Offer to Purchase dated January 31, 2023, and, in the event of such cancellation, not to purchase or pay for any Shares tendered pursuant to the Offer; (b) amend the Offer; and (c) postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify the Shareholders.

(vi)       Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 11:59 p.m., Eastern Time, March 1, 2023 (or, if the Offer is extended, by any later Notice Due Date) by following the tender procedures described herein. Pursuant to Rule 13e-4(f)(2)(ii) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 28, 2022 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of its Shares after such date.

(vii)       Shareholders wishing to tender Shares pursuant to the Offer should either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on March 1, 2023.

Any Shareholder tendering Shares pursuant to the Offer may withdraw its tender as described above in Item 4(a)(1)(vi). To be effective, any notice of withdrawal must be timely received by the Adviser in the same manner as the properly completed Tender/Repurchase Request Form was submitted. A tender of Shares properly withdrawn shall not thereafter be deemed to be tendered for purposes of the Offer. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described above.

(viii)       For purposes of the Offer, the Fund will be deemed to have accepted (and thereby purchased) Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares.

(ix)       If more than the Offer Amount of Shares are duly tendered to the Fund prior to the Notice Due Date and not withdrawn prior to the Notice Due Date, then the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in various other circumstances described in Item 4(a)(1)(v) above.

(x)       The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks that may possibly result from the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by realizing portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be realized, potentially resulting in losses or increased operating expenses for the Fund.

(xi)       Not applicable.

(xii)       The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

(2)        Not applicable.

(b)       At the present time, the Fund is not aware of any intentions of any Fund affiliates, officers or Trustees to have their Shares (to the extent that they own any) acquired in this tender offer.

Item 5.	PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The Memorandum provides that the Fund’s Board has the discretion to determine whether the Fund will purchase Shares from Shareholders from time to time pursuant to written tenders.  The Fund is not aware of any contract, arrangement, understanding or relationship relating, directly or indirectly, to this tender offer (whether or not legally enforceable) between: (i) the Fund and the Adviser, or the Fund’s Board, or any person controlling the Fund or controlling the Adviser; and (ii) any other person, with respect to Shares, as disclosed above. The Fund commenced operations as a registered investment company under the 1940 Act on July 1, 2020 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended December 31, 2020.

Item 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS.

(a)       The purpose of the Offer is to provide liquidity to Shareholders that hold Shares, as contemplated by and in accordance with the procedures set out in the Memorandum.

(b)       Shares that are tendered to the Fund in connection with the Offer to Purchase, if accepted for repurchase, will be repurchased, resulting in an increase in the expense ratios of remaining Shares in the Fund (assuming no further issuances of Shares). The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

(c)       None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of Shareholders of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Shares (other than through periodic purchase offers, including the Offer); or (7) any changes in the Fund’s Agreement or Declaration of Trust or other governing instruments or other actions that could impede the acquisition of control of the Fund. Because Shares are not traded in any market, Subsections (6), (7) and (8) of Regulation M-A ss. 229.1006(c) are not applicable to the Fund.

Item 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)       The Fund expects that the amount offered for the purchase of Shares pursuant to the Offer, which will not exceed the Offer Amount (unless the Fund elects to purchase a greater amount), will be paid from one or more of the following sources: cash on hand, proceeds from the sale of and/or realization of portfolio holdings, or borrowings (as described in paragraph (d) below). Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities and/or (iii) interests in investments that the Fund has requested be realized in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Shareholder, as described above.

(b)       There are no material conditions to the financing of the transaction. There are currently no alternative financing plans or arrangements for the transaction.

(c)       Not applicable.

(d)       None of the Fund, the Adviser or the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees has determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. Depending on the dollar amount of Shares tendered and prevailing general economic and market conditions; the Fund, in its sole discretion, may decide to seek to borrow money to fund all or a portion of the purchase amount for Shares, subject to compliance with applicable law. The Fund expects that the repayment of any amounts borrowed will be financed from additional funds contributed to the Fund by existing or new Shareholders.

Item 8.	INTEREST IN SECURITIES OF THE ISSUER.

(a)       As of September 1, 2022, other than John Earl and Brad Allen, none of the Fund’s Trustees or officers held any Shares.  As of November 30, 2022, John Earl and Brad Allen held a combined interest in 0.33% of the Fund’s outstanding Class Z Shares.

(b)       Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days. The Fund’s previous tender offer for the repurchase of Shares had an expiration date of November 30, 2022.

Item 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

No persons have been directly or indirectly employed or retained or are to be compensated by the Fund to make solicitations or recommendations in connection with the Offer.

Item 10.	FINANCIAL STATEMENTS.

(a)         (1)        The Fund commenced operations as a registered investment company under the 1940 Act on July 1, 2020 and has a fiscal year end of September 30. Accordingly, reference is made to the audited annual financial statements of the Fund for the annual period ended September 30, 2022, which were filed with the SEC on Form N-CSR on December 9, 2022 (File number 811-23482), and which are incorporated by reference in their entirety for the purpose of filing this Schedule TO.

(2)        The Fund is not required to and does not file quarterly unaudited financial statements under the Exchange Act. The Fund does not have earnings per share information.

(3)        Not applicable.

(4)        Class A NAV per Share $101.02 (11/30/22)

Class D NAV per Share $101.13 (11/30/22)

Class Y NAV per Share $101.28 (11/30/22)

Class I NAV per Share $100.96 (11/30/22)

Class Z NAV per Share $101.28 (11/30/22)

(b)       The Fund’s assets will be reduced by the amount of the tendered Shares that are purchased by the Fund.

Item 11.	ADDITIONAL INFORMATION.

(a)        (1)       None.

(2)       None.

(3)       Not applicable.

(4)       Not applicable.

(5)       None.

(b)        None.

Item 12.	EXHIBITS.

Reference is hereby made to the following exhibits, which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

A.	Cover Letter to Offer to Purchase and Tender/Repurchase Request Form.

B.	Offer to Purchase.

C.	Form of Tender/Repurchase Request Form.

D.	Form of Notice of Withdrawal of Tender.

E.	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

FILING FEES. Calculation of Filing Fee Tables.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

KEYSTONE PRIVATE INCOME FUND

By:	/s/ Brad Allen
Name:	Brad Allen
Title:	Treasurer

January 31, 2023

EXHIBIT INDEX

EXHIBITS

A	Cover Letter to Offer to Purchase and Tender/Repurchase Request Form.

B	Offer to Purchase.

C	Form of Tender/Repurchase Request Form.

D	Form of Notice of Withdrawal of Tender.

E	Form of Letter from the Fund to Shareholders in connection with the Fund’s acceptance of tenders of Shares.

FILING FEES. Calculation of Filing Fee Tables.

EXHIBIT A

COVER LETTER TO OFFER TO PURCHASE AND Tender/Repurchase Request Form

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE.

January 31, 2023

Dear Keystone Private Income Fund Shareholder:

We are writing to inform you of important dates relating to a tender offer by Keystone Private Income Fund (the “Fund”). If you are not interested in having the Fund repurchase some or all of your Shares of beneficial interest (including fractions thereof) (“Shares”) valued as of March 31, 2023, please disregard this notice and take no action.

The tender offer period will begin on January 31, 2023 and will end at 11:59 p.m., Eastern Time, on March 1, 2023, at which point the tender offer will expire. The purpose of the tender offer is to provide liquidity to Shareholders of the Fund that hold Shares. Shares may be presented to the Fund for purchase only by tendering them during one of the Fund’s announced tender offers.

Should you wish to tender all or some of your Shares for purchase by the Fund during this tender offer period, please complete and return the enclosed Tender/Repurchase Request Form so that it is received by Keystone National Group, LLC no later than 11:59 p.m., Eastern Time, on March 1, 2023.

If you would like to tender your Shares, you should complete, sign and either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on March 1, 2023.

If you have any questions, please refer to the enclosed Offer to Purchase document, which contains additional important information about the tender offer, or call the Tender Offer Administrator at UMBFS at (888) 332-3320.

Sincerely,

Keystone Private Income Fund

EXHIBIT B

OFFER TO PURCHASE

KEYSTONE PRIVATE INCOME FUND

c/o UMB Fund Services, Inc.

235 West Galena Street

Milwaukee, Wisconsin 53212

OFFER TO PURCHASE SHARES
DATED JANUARY 31, 2023

Tender/Repurchase Request Form MUST BE
RECEIVED BY KEYSTONE NATIONAL GROUP, LLC

BY MARCH 1, 2023.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
11:59 P.M., EASTERN TIME, ON MARCH 1, 2023,
UNLESS THE OFFER IS EXTENDED

To the Shareholders of Keystone Private Income Fund:

Keystone Private Income Fund, as a non-diversified, closed-end management investment company organized as a Delaware statutory trust (the “Fund”), is offering to purchase for cash on the terms and conditions set out in this offer to purchase (this “Offer to Purchase”) and the related Tender/Repurchase Request Form (which, together with this Offer to Purchase, constitutes the “Offer”) an amount of Shares (as defined below), including fractions thereof, with an aggregate net asset value up to approximately 5.00% of the net assets of the Fund (the “Offer Amount”) at a price equal to their net asset value per Share as of March 31, 2023 (or at a later date determined by the Fund if the Offer is extended) (in each case, the “Valuation Date”), less any Early Repurchase Fee (as defined below). As used in this Offer, the term “Share,” or “Shares,” as the context requires, shall refer to the Shares in the Fund and portions thereof that constitute the five classes of Shares offered by the Fund, designated as Class A (“Class A Shares”), Class D (“Class D Shares”), Class Y (“Class Y Shares”), Class I (“Class I Shares”) and Class Z (“Class Z Shares”), that are tendered by Shareholders to the Fund pursuant to the Offer to Purchase. The adviser of the Fund is Keystone National Group, LLC (the “Adviser”). The principal investment objective of the Fund is to produce current income. The Adviser manages the Fund’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. Under normal market conditions, the Fund will seek to achieve its investment objective by opportunistically investing, directly or indirectly, a majority of its net assets (plus any borrowings for investment purposes) in a wide range of private credit-oriented or other cash flow producing investments, including corporate loans and credit facilities, equipment leasing transactions, real estate backed loans, corporate and consumer receivables, and other specialty finance opportunities or income-producing assets. The Fund may allocate its assets through a wide range of investment vehicles and structures, including among others as senior debt and also as subordinated debt, preferred equity and common equity investments. There can be no assurance that the Fund will achieve its investment objective. The Offer is being made pursuant to tenders by Shareholders of the Fund (“Shareholders”). As used in the Offer, the term “Share” or “Shares” refers to the Shares of beneficial interests in the Fund representing beneficial Shares in the Fund, and includes all or any portion of a Shareholder’s Shares, including fractions thereof, as the context requires. Shareholders that desire to tender Shares for purchase must do so by 11:59 p.m., Eastern Time on March 1, 2023 (the “Initial Notice Due Date”), subject to any extension of the Offer made in the absolute discretion of the Fund’s Board of Trustees. The later of the Initial Notice Due Date or the latest time and date that the Fund designates as the deadline for Shareholders to tender Shares for purchase is called the “Notice Due Date” and is the date upon which the Offer expires. If the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined at the close of business on a day determined by the Fund and notified to the Shareholders. The Offer is being made to all Shareholders and is not conditioned on any minimum amount of Shares being tendered, but is subject to certain conditions described below. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Fund’s most recent private placement memorandum (as it may be amended from time to time, the “Memorandum”).

Shareholders should realize that the value of the Shares tendered in the Offer likely will change between November 30, 2022 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares tendered to the Fund for purchase will be determined. In addition, shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. Shareholders tendering their Shares should also note that they will remain Shareholders in the Fund, with respect to the Shares tendered and accepted for purchase by the Fund, through March 31, 2023, or a later date determined by the Fund if the Offer is extended (in each case, the “Repurchase Date”). Any tendering Shareholders that wish to obtain the estimated net asset value of their Shares should contact the Tender Offer Administrator at UMB Fund Services, Inc., the Fund’s Administrator, at (888) 332-3320 or at Keystone Private Income Fund, c/o UMB Fund Services, Inc. at 235 W. Galena Street, Milwaukee, Wisconsin 53212, Attention: Tender Offer Administrator, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time).

Shareholders desiring to tender all or some of their Shares in accordance with the terms of the Offer should complete and sign the enclosed Tender/Repurchase Request Form and send or deliver it to Keystone National Group, LLC in the manner set out below.

Important

None of the Fund, the Adviser or the Fund’s Board of Trustees makes any recommendation to any Shareholder whether to tender or refrain from tendering Shares. Shareholders must make their own decisions whether to tender Shares, and, if they choose to do so, the amount of their Shares to tender.

Because each Shareholder’s investment decision is a personal one, based on financial circumstances, no person has been authorized to make any recommendation on behalf of the Fund as to whether Shareholders should tender Shares pursuant to the Offer. No person has been authorized to give any information or to make any representations in connection with the Offer other than those contained herein or in the Tender/Repurchase Request Form. If given or made, such recommendation and such information and representations must not be relied on as having been authorized by the Fund, the Adviser, or the Fund’s Board of Trustees.

This transaction has not been approved or disapproved by the Securities and Exchange Commission nor has the Securities and Exchange Commission or any state securities commission passed on the fairness or merits of such transaction or on the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

(ii)

Questions and requests for assistance and requests for additional copies of the Offer may be directed to:

Keystone Private Income Fund

c/o UMB Fund Services, Inc.

235 W. Galena Street

Milwaukee, WI 53212

Attention: Tender Offer Administrator

Phone: (888) 332-3320

Fax: (816) 860-3140

(iii)

TABLE OF CONTENTS

1.	Summary Term Sheet	1
2.	Background and Purpose of the Offer	2
3.	Offer to Purchase and Price	3
4.	Amount of Tender	3
5.	Procedure for Tenders	4
6.	Withdrawal Rights	4
7.	Purchases and Payment	5
8.	Certain Conditions of the Offer	5
9.	Certain Information about the Fund	6
10.	Certain Federal Income Tax Consequences	7
11.	Miscellaneous	7

(iv)

1.          SUMMARY TERM SHEET

This Summary Term Sheet highlights certain information concerning the Offer. To understand the Offer fully and for a more complete discussion of the terms and conditions of the Offer, please read carefully this entire Offer to Purchase and the related Tender/Repurchase Request Form. Section references are to this Offer to Purchase.

•	The Fund (referred to as “we”, “us” or the “Fund” in this Summary Term Sheet) is offering to purchase Shares in an amount up to approximately 5.00% of the net assets of the Fund (or approximately $38,700,000, or approximately 990 Class A Shares, 10,877 Class D Shares, 62,204 Class Y Shares, 17,829 Class I Shares, and 290,284 Class Z Shares outstanding as of November 30, 2022) (the “Offer Amount”). We will purchase your Shares at their net asset value (that is, the value of the Fund’s total assets minus its total liabilities, including accrued fees and expenses, multiplied by the proportionate number of Shares in the Fund you desire to tender, after giving effect to all allocations) calculated as of the Valuation Date. The net asset per Share will be calculated for this purpose as of March 31, 2023 or, if the Offer is extended, as of any later Valuation Date. The Offer will remain open until 11:59 p.m., Eastern Time, on March 1, 2023 (or if the Offer is extended, until any later Notice Due Date), at which time the Offer is scheduled to expire.

•	The Fund reserves the right to adjust the Valuation Date to correspond with any extension of the Offer. The Fund also reserves the right to review the net asset value calculation of the Shares during the Fund’s audit for the fiscal year ending on or after the Valuation Date and, as set forth below, may reserve up to 10% of the net asset value to be remitted following the completion of the audit, which the Fund expects will be completed within 60 days of the fiscal year-end, and if so elected by the Adviser in its sole discretion that net asset value will be used to determine the final amount paid for tendered Shares. Since the Fund’s fiscal year end is September 30, 2023, the Fund expects that the audit will be completed by the end of November 2023.

•	A Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (the “Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the Shareholder’s remaining Shares to have a net asset value of less than $50,000 for Class A Shares and Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares (except as a result of pro ration), the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. See Section 4.

•	The Fund will make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date.

•	The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Trustees to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

•	If we accept the tender of your Shares, we will pay you the proceeds from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in investments that the Fund has requested be realized.

•	If you desire to tender Shares for purchase, you must do so by 11:59 p.m., Eastern Time, on March 1, 2023 (or if the Offer is extended, by any later Notice Due Date), at which time the Offer is scheduled to expire. Until that time, you have the right to change your mind and withdraw any tenders of your Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Due Date by following the tender procedures described herein. If the Fund has not yet accepted your tender of Shares on or prior to March 28, 2023 (i.e., the date 40 business days from the commencement of the Offer), you will also have the right to withdraw the tender of your Shares after such date. See Section 6.

•	If you would like us to purchase your Shares, you should complete, sign and either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on March 1, 2023. The value of your Shares may change between November 30, 2022 (the last time net asset value was calculated) and the Valuation Date when the value of the Shares being purchased will be determined. See Section 3.

•	As of November 30, 2022, the net asset value of the Fund was $773,381,408 and there were approximately 10,394 Class A Shares, 211,509 Class D Shares, 1,253,478 Class Y Shares, 361,241 Class I Shares, and 5,800,936 Class Z Shares. The net asset value per Class A Shares, Class D Shares, Class Y Shares, Class I Shares, and Class Z Shares as of the close of business on November 30, 2022 was $101.02, $101.13, $101.28, $100.96, and $101.28, respectively. If you would like to obtain the estimated net asset value of your Shares, which we calculate from time to time, based upon the information we receive from investments in which we invest, you may contact the Tender Offer Administrator at UMBFS at (888) 332-3320 or at the address listed above, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m. (Eastern Time). See Section 3.

2.          BACKGROUND AND PURPOSE OF THE OFFER.

The purpose of the Offer is to provide liquidity to the Shareholders that hold Shares in the Fund, as contemplated by and in accordance with the procedures set out in the Fund’s registration statement on Form N-2 (as it may be amended, modified or otherwise supplemented from time to time, the “Registration Statement”) and the Memorandum. The Registration Statement and the Memorandum provide that the Board of Trustees of the Fund (the “Board of Trustees”) has the discretion to determine whether the Fund will purchase Shares from time to time from Shareholders pursuant to written tenders. The Registration Statement also states that provided that it is in the best interests of the Fund and Shareholders to do so, the Fund intends to offer to repurchase interests from its Shareholders quarterly each year. The Fund commenced operations on July 1, 2020 and has previously offered to purchase Shares from Shareholders pursuant to written tenders on a quarterly basis beginning with the quarter ended December 31, 2020.

2

Because there is no secondary trading market for Shares and transfers of Shares are prohibited without prior approval of the Adviser, the Board of Trustees has determined to cause the Fund to make the Offer, after consideration of various matters, including but not limited to those set out in the Registration Statement and the Memorandum. While the Adviser intends to recommend to the Fund’s Board of Trustees that the Fund offer to repurchase interests in the Fund on a quarterly basis each year, the Fund’s Board of Trustees is under no obligation to follow such recommendations.

The purchase of Shares pursuant to the Offer will have the effect of increasing the proportionate interest in the Fund of Shareholders that do not tender Shares. Shareholders that retain their Shares may be subject to increased risks due to the reduction in the Fund’s aggregate assets resulting from payment for the Shares tendered. These risks include the potential for greater volatility due to decreased diversification. However, the Fund believes that this result is unlikely given the nature of the Fund’s investment program. Another such risk is that, due to a reduction in the aggregate assets of the Fund, Shareholders that do not tender Shares may bear higher costs to the extent that certain expenses borne by the Fund are relatively fixed and may not decrease if assets decline. These effects may be reduced or eliminated to the extent that additional subscriptions for Shares are made by new and existing Shareholders from time to time. Payment for Shares purchased pursuant to the Offer could result in the Adviser being required to raise cash to accommodate the tender by realizing portfolio holdings in the Fund earlier than the Adviser would otherwise have caused these holdings to be realized, potentially resulting in losses or increased operating expenses for the Fund.

Shares that are tendered to the Fund in connection with the Offer will be retired, although the Fund may issue Shares from time to time in accordance with the Registration Statement. The Fund currently expects that it will accept subscriptions for Shares as of the first day of each month, but is under no obligation to do so, and may do so more frequently as determined by the Board of Trustees.

The tender of Shares by a Shareholder will not affect the record ownership of such Shareholder for purposes of voting or entitlement to any distributions payable by the Fund unless and until such Shares are purchased. You should also realize that although the Offer is scheduled to expire on March 1, 2023 (unless it is extended), you remain a Shareholder of the Fund with respect to the Shares you tendered that are accepted for purchase by the Fund through the Repurchase Date.

3.          OFFER TO PURCHASE AND PRICE.

The Fund will, on the terms and subject to the conditions of the Offer, purchase an amount of Shares up to approximately 5.00% of the net assets of the Fund (the “Offer Amount”) that are tendered by Shareholders by 11:59 p.m., Eastern Time, on March 1, 2023 (or if the Offer is extended, by any later Notice Due Date), and not withdrawn (as provided in Section 6 below) prior to the Notice Due Date. The Fund reserves the right to extend, amend or cancel the Offer as described in Sections 4 and 8 below. The value of the Shares tendered for purchase will be their value as of March 31, 2023 or, if the Offer is extended, as of any later Valuation Date, payable as set out in Section 7. The determination of the value of Shares as of the Valuation Date is subject to adjustment based upon the results of the next annual audit of the Fund’s financial statements.

4.          AMOUNT OF TENDER.

Subject to the limitations set out below, a Shareholder may tender all or some of its Shares. Shareholders that tender all or a portion of their Shares prior to holding such Shares for at least one year will be subject to an early repurchase fee due to the Fund equal to 2.0% of the amount requested to be purchased, to be netted against withdrawal proceeds (“Early Repurchase Fee”). In determining whether the repurchase of Shares is subject to an Early Repurchase Fee, the Fund will repurchase those Shares held the longest first. If a Shareholder tenders some of its Shares in an amount that would cause the remaining Shares to have a net asset value of less than $50,000 for Class A Shares and Class Y Shares, $5,000,000 for Class D Shares and Class I Shares, and $10,000,000 for Class Z Shares, the Board of Trustees reserves the right to reduce the amount to be repurchased from the Shareholder so that the required minimum account balance is maintained or to repurchase the remainder of the Shareholder’s Shares in the Fund. The Offer is being made to all Shareholders of the Fund and is not conditioned on any minimum amount of Shares being tendered.

3

If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is less than or equal to the Offer Amount, the Fund will, on the terms and subject to the conditions of the Offer, purchase all of the Shares so tendered unless the Fund elects to cancel or amend the Offer, or postpone acceptance of tenders made pursuant to the Offer, as provided in Section 8 below. If the aggregate value of Shares that are properly tendered pursuant to the Offer and not withdrawn pursuant to Section 6 below is more than the Offer Amount, the Fund will, in its sole discretion, either (a) accept the additional Shares permitted to be accepted pursuant to Rule 13e-4(f)(1)(ii) under the Exchange Act; (b) extend the Offer, if necessary, and increase the amount of Shares that the Fund is offering to purchase to an amount it believes sufficient to accommodate the excess Shares tendered as well as any Shares tendered during the extended Offer; or (c) accept Shares tendered on or before the Notice Due Date for payment on a pro rata basis based on the aggregate net asset value of tendered Shares. The Offer may be extended, amended or canceled in other circumstances described in Section 8 below.

5.          PROCEDURE FOR TENDERS.

Shareholders wishing to tender Shares pursuant to this Offer to Purchase should send or deliver by either (i) email a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund at info@keystonenational.net; or (ii) mail or otherwise deliver a properly completed Tender/Repurchase Request Form to Keystone Private Income Fund, c/o Keystone National Group, LLC, 60 E. South Temple, Suite 2100, Salt Lake City, Utah 84111, so that it is received before 11:59 p.m., Eastern Time, on March 1, 2023.

Shareholders wishing to confirm receipt of a Tender/Repurchase Request Form may contact UMBFS at the address or telephone number set out on the first page hereof. The method of delivery of any documents is at the election and complete risk of the Shareholder tendering Shares, including, but not limited to, the failure of UMBFS or the Adviser to receive any Tender/Repurchase Request Form or other document submitted by email, mail, facsimile or any other transmission. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of tenders will be determined by the Fund, in its sole discretion, and such determination will be final and binding. The Fund reserves the absolute right to reject any or all tenders determined by it not to be in appropriate form or the acceptance of or payment for which would, in the opinion of counsel for the Fund, be unlawful. The Fund also reserves the absolute right to waive any of the conditions of the Offer or any defect in any tender with respect to any particular Shares or any particular Shareholder, and the Fund’s interpretation of the terms and conditions of the Offer will be final and binding. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Fund will determine. Tenders will not be deemed to have been made until the defects or irregularities have been cured or waived. None of the Fund, the Adviser or the Board of Trustees will be obligated to give notice of any defects or irregularities in tenders, nor will any of them incur any liability for failure to give such notice.

6.          WITHDRAWAL RIGHTS.

Until the Notice Due Date, Shareholders have the right to withdraw any tenders of their Shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before the Notice Date by following the tender procedures described in Section 5. Pursuant to Rule 13e-4(f)(2)(ii) of the Exchange Act, if the Fund has not yet accepted a Shareholder’s tender of Shares on or prior to March 28, 2023 (i.e., the date 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw its tender of Shares after such date. To be effective, any notice of withdrawal must be timely received in the same manner as the Tender/Repurchase Request Form was submitted. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Fund, in its sole discretion, and such determination will be final and binding. A tender of Shares properly withdrawn will not thereafter be deemed to be tendered for purposes of the Offer.

4

7.          PURCHASES AND PAYMENT.

For purposes of the Offer, the Fund will be deemed to have accepted Shares that are tendered if and when it gives written notice to the tendering Shareholder of its election to purchase such Shares. As stated in Section 3 above, the amount offered for the Shares tendered by Shareholders will be the value thereof as of March 31, 2023, or if the Offer is extended, as of any later Valuation Date. The value will be determined after all allocations to capital accounts of the Shareholders required to be made by the Registration Statement and the Memorandum have been made. The Fund will not pay interest on the purchase amount.

For Shareholders that tender Shares that are accepted for purchase, the Fund will make an initial payment (“Initial Payment”) for repurchased Shares as follows: (A) the Fund may pay 100% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares; or (B) in the sole discretion of the Adviser, for Shareholders from whom the Fund accepts for repurchase all of their Shares, the Fund may pay at least 90% of the estimated unaudited net asset value of the Shares repurchased determined as of the applicable Valuation Date, less any Early Repurchase Fee relating to such Shares. Initial Payments in connection with tenders generally will be made on or before the 30th day after the Valuation Date. The Fund may establish an escrow to hold funds or otherwise earmark funds (including investments) reasonably determined by the Board of Trustees to be needed to make both the Initial Payment and, if the Initial Payment is less than 100% of the estimated unaudited net asset value, the balance of such estimated net asset value. The Fund will pay the balance, if any, of the purchase price based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective.

The Fund will make payment for Shares it purchases pursuant to the Offer from one or more of the following sources: cash on hand, proceeds from the sale of portfolio holdings, interests in investments that the Fund has requested be realized. Upon its acceptance of tendered Shares for repurchase, the Fund will maintain daily, as an entry on its books, a distinct account consisting of (i) cash, (ii) liquid securities, and/or (iii) interests in investments that the Fund has requested be realized in an amount equal to the aggregate estimated unpaid dollar amount of any proceeds owed by the Fund to a Shareholder, as described above. None of the Fund, the Board of Trustees, or the Adviser have determined at this time to borrow funds to purchase Shares tendered in connection with the Offer. However, depending on the dollar amount of Shares tendered and prevailing general economic and market conditions, the Fund, in its sole discretion, may decide to fund any portion of the amount offered for the purchase of Shares, subject to compliance with applicable law, through borrowings. The Fund expects that the repayment of any amounts so borrowed will be financed from additional funds contributed to the Fund by existing and/or new Shareholders.

The purchase amount will be paid entirely in cash.

8.          CERTAIN CONDITIONS OF THE OFFER.

In the absolute discretion of the Board of Trustees, the Fund reserves the right, at any time and from time to time, to extend the period of time during which the Offer is pending by notifying Trustees of such extension. In the event that the Fund elects to extend the tender period, the net asset value of the Shares tendered for purchase will be determined as of the later Valuation Date. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer. The Fund also reserves the right at any time and from time to time up to and including acceptance of tenders pursuant to the Offer: (a) to cancel the Offer in the circumstances set out in the following paragraph and in the event of such cancellation not to purchase or pay for any Shares tendered pursuant to the Offer; (b) to amend the Offer; and (c) to postpone the acceptance of Shares. If the Fund determines to amend the Offer or to postpone the acceptance of Shares tendered, it will, to the extent necessary, extend the period of time during which the Offer is open as provided above and will promptly notify Shareholders.

5

The Fund may cancel the Offer, amend the Offer or postpone the acceptance of tenders made pursuant to the Offer if: (a) the Fund would not be able to realize investments in a manner that is orderly and consistent with the Fund’s investment objectives and policies in order to purchase Shares tendered pursuant to the Offer; (b) there is, in the judgment of the Board of Trustees, any (i) legal action or proceeding instituted or threatened challenging the Offer or otherwise materially adversely affecting the Fund, (ii) declaration of a banking moratorium by federal or state authorities or any suspension of payment by banks in the United States or New York State that is material to the Fund, (iii) limitation imposed by federal or state authorities on the extension of credit by lending institutions, (iv) suspension of trading on any organized exchange or over-the-counter market where the Fund has a material investment, (v) commencement of war, armed hostilities or other international or national calamity directly or indirectly involving the United States that is material to the Fund, (vi) material decrease in the net asset value of the Fund from the net asset value of the Fund as of the commencement of the Offer, or (vii) other event or condition that would have a material adverse effect on the Fund or its Shareholders if Shares tendered pursuant to the Offer were purchased; (c) the Board of Trustees determines that it is not in the best interest of the Fund to purchase Shares pursuant to the Offer; or (d) for any other periods that the Securities and Exchange Commission (the “SEC”) permits by order for the protection of Shareholders.

9.          CERTAIN INFORMATION ABOUT THE FUND.

The Fund is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a non-diversified, closed-end management investment company. It is organized as a Delaware Statutory Trust. The principal investment objective of the Fund is to produce current income. The Adviser manages the Fund’s portfolio with a view toward producing current income, managing liquidity and protecting against downside scenarios. Under normal market conditions, the Fund will seek to achieve its investment objective by opportunistically investing, directly or indirectly, a majority of its net assets (plus any borrowings for investment purposes) in a wide range of private credit-oriented or other cash flow producing investments, including corporate loans and credit facilities, equipment leasing transactions, real estate backed loans, corporate and consumer receivables, and other specialty finance opportunities or income-producing assets. The Fund may allocate its assets through a wide range of investment vehicles and structures, including among others as senior debt and also as subordinated debt, preferred equity and common equity investments. There can be no assurance that the Fund will achieve its investment objective. The principal office of the Fund is located at c/o UMB Fund Services, Inc. at 235 West Galena Street, Milwaukee, Wisconsin, 53212 and the telephone number is (888) 332-3320. Shares are not traded on any established trading market and are subject to strict restrictions on transferability pursuant to the Memorandum.

Based on November 30, 2022 values: Mr. John Earl, an officer of the Fund, owns $940,609 (approximately 0.12% of all Shares) in the Fund. Mr. Brad Allen, an officer of the Fund, owns $999,031 (approximately 0.13% of all Shares) in the Fund. Terrence P. Gallagher, David G. Lee, Robert Seyferth, and Gary E. Shugrue, Trustees of the Fund, do not have any beneficial ownership in the Fund.

None of the Fund, the Adviser or the Board of Trustees has any plans or proposals that relate to or would result in: (1) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Fund; (2) any purchase, sale or transfer of a material amount of assets of the Fund; (3) any material change in the present distribution policy or indebtedness or capitalization of the Fund; (4) any change in the present Board of Trustees or in the management of the Fund including, but not limited to, any plans or proposals to change the number or the term of Shareholders of the Board of Trustees, or to fill any existing vacancy on the Board of Trustees or to change any material term of the employment contract of any executive officer; (5) any other material change in the Fund’s corporate structure or business, including any plans or proposals to make any changes in its investment policies, for which a vote would be required by Section 13 of the 1940 Act; (6) the acquisition by any person of additional Shares (other than the Fund’s intention to accept subscriptions for Shares on the first day of each month and from time to time in the discretion of the Board of Trustees), or the disposition of Trustees (other than through periodic purchase offers, including the Offer); or (7) any changes in the Memorandum or other governing instruments or other actions that could impede the acquisition of control of the Fund.

6

Other than transactions conducted pursuant to the continuous offering of Shares and the previous tender offer for the repurchase of Shares, there have not been any transactions involving Shares in the last 60 days by the Fund, the Adviser, any Shareholder of the Board of Trustees or any person controlling the Fund, the Adviser or the Board of Trustees.

10.        CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

The following discussion is a general summary of the federal income tax consequences of the purchase of Shares by the Fund for cash pursuant to the Offer. Shareholders should consult their own tax advisers for a complete description of the tax consequences to them of a purchase of their Shares by the Fund pursuant to the Offer.

A Shareholder will generally recognize a taxable gain or loss on a sale of their Shares in an amount equal to the difference between their tax basis in the Shares and the amount they receive for them. Generally, this gain or loss will be long-term or short-term depending on whether the holding period exceeds twelve months. Additionally, any loss realized on a disposition of Shares of the Fund may be disallowed under “wash sale” rules to the extent the Shares disposed of are replaced with other Shares of the Fund within a period of 61 days beginning 30 days before and ending 30 days after the Shares are disposed of, such as pursuant to a dividend reinvestment in Shares of the Fund. If disallowed, the loss will be reflected in an upward adjustment to the basis of the Shares acquired.

Pursuant to the regulations directed at tax shelter activity, taxpayers are required to disclose to the Internal Revenue Service certain information on Form 8886 if they participate in a “reportable transaction.” A transaction may be a “reportable transaction” based upon any of several indicia with respect to a Shareholder, including the recognition of a loss in excess of certain thresholds (for individuals, $2 million in one year or $4 million in any combination of years). Shareholders should consult their own tax advisers concerning any possible disclosure obligation with respect to their investment in Shares.

11.        MISCELLANEOUS.

The Offer is not being made to, nor will tenders be accepted from, Shareholders in any jurisdiction in which the Offer or its acceptance would not comply with the securities or other laws of such jurisdiction. The Fund is not aware of any jurisdiction in which the Offer or tenders pursuant thereto would not be in compliance with the laws of such jurisdiction. However, the Fund reserves the right to exclude Shareholders from the Offer in any jurisdiction in which it is asserted that the Offer cannot lawfully be made. The Fund believes such exclusion is permissible under applicable laws and regulations, provided the Fund makes a good faith effort to comply with any state law deemed applicable to the Offer.

The Fund has filed an Issuer Tender Offer Statement on Schedule TO with the SEC, which includes certain information relating to the Offer. A free copy of such statement may be obtained by contacting UMBFS at the address and telephone number set out on the first page hereof or from the SEC’s internet website, http://www.sec.gov. A copy may be inspected and copied at, and, for a fee, may be obtained by mail from, the public reference office of the SEC at 100 F Street, N.E., Washington, DC 20549.

7

TENDER/REPURCHASE REQUEST FORM

KEYSTONE PRIVATE INCOME FUND

EXHIBIT C

TENDER/REPURCHASE REQUEST FORM

Regarding Shares in

KEYSTONE PRIVATE INCOME FUND

Tendered Pursuant to the Offer to Purchase
Dated January 31, 2023

THIS TENDER/REPURCHASE REQUEST FORM MUST BE
RECEIVED BY KEYSTONE NATIONAL GROUP, LLC

BY MARCH 1, 2023.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT 11:59 P.M., EASTERN TIME, ON MARCH 1, 2023,

UNLESS THE OFFER IS EXTENDED.

Complete This Tender/Repurchase Request Form And Return To:

Keystone Private Income Fund

c/o Keystone National Group, LLC

60 E. South Temple, Suite 2100

Salt Lake City, Utah 84111

info@keystonenational.net

Tender/Repurchase Request Form Page 1 of 4

KEYSTONE PRIVATE INCOME FUND

Ladies and Gentlemen:

The undersigned hereby tenders to Keystone Private Income Fund, as a non-diversified, closed-end management investment company organized and as a Delaware Statutory Trust (the “Fund”), some or all of the Shares of beneficial interest in the Fund (the “Shares”) held by the undersigned, described and specified below, on the terms and conditions set out in the Offer to Purchase, dated January 31, 2023 (the “Offer”), receipt of which is hereby acknowledged, and in this Tender/Repurchase Request Form. THE OFFER AND THIS TENDER/REPURCHASE REQUEST FORM ARE SUBJECT TO ALL THE TERMS AND CONDITIONS SET OUT IN THE OFFER, INCLUDING, BUT NOT LIMITED TO, THE ABSOLUTE RIGHT OF THE FUND TO REJECT ANY AND ALL TENDERS DETERMINED BY IT, IN ITS SOLE DISCRETION, NOT TO BE IN THE APPROPRIATE FORM.

The undersigned hereby sells to the Fund the Shares tendered pursuant to this Tender/Repurchase Request Form. The undersigned warrants that it has full authority to sell the Shares tendered hereby and that the Fund will acquire good title to the Shares, free and clear of all liens, charges, encumbrances, conditional sales agreements or other obligations relating to this sale, and not subject to any adverse claim, when and to the extent the Shares are purchased by the Fund. Upon request, the undersigned will execute and deliver any additional documents necessary to complete the sale in accordance with the terms of the Offer.

The undersigned recognizes that under certain circumstances set out in the Offer, the Fund may not be required to purchase the Shares tendered hereby.

Payment of the purchase price for the Shares in the Fund, or portion thereof, of the undersigned, as described in Section 7 of the Offer to Purchase, shall be wired to an account designated by the undersigned or sent to the undersigned at its mailing address as listed in the Fund’s records, unless the undersigned advises the Fund in writing of a change in its mailing address. The undersigned recognizes that the amount of the payment (initial payment in the case of Shareholders tendering all of their Shares) will be based on the unaudited net asset value as of March 31, 2023 of the Shares or portion thereof tendered. When Shares are repurchased by the Fund, Shareholders will receive cash distributions equal to the value of the Shares repurchased, less any Early Repurchase Fee relating to such Shares.

The undersigned recognizes that the amount of the initial payment of the purchase amount for Shares will be based on the unaudited value of the Fund as of March 31, 2023, subject to an extension of the Offer as described in Section 8 of the Offer, less any Early Repurchase Fee relating to such Shares. The Fund will pay the balance, if any, of the purchase price owed to Shareholders based on the audited financial statements of the Fund for the fiscal year in which such repurchase was effective. It is anticipated that the annual audit of the Fund’s financial statements will be completed no later than 60 days after the fiscal year-end of the Fund.

All authority conferred or agreed to be conferred in this Tender/Repurchase Request Form will survive the death or incapacity of the undersigned and the obligation of the undersigned hereunder will be binding on the heirs, personal representatives, successors and assigns of the undersigned. Except as stated in Section 6 of the Offer, this tender is irrevocable.

PLEASE EMAIL OR MAIL TO:

KEYSTONE PRIVATE INCOME FUND, c/o KEYSTONE NATIONAL GROUP, LLC, 60 E. SOUTH TEMPLE, SUITE 2100, SALT LAKE CITY, UTAH 84111, INFO@KEYSTONENATIONAL.NET.

Tender/Repurchase Request Form Page 2 of 4

Tender/Repurchase Request Form

Valuation Date: March 31, 2023

Tender Expiration Date: 11:59 p.m. ET, March 1, 2023

PLEASE COMPLETE PARTS 1, 2, 3, AND 4

PLEASE EMAIL OR MAIL TO:

KEYSTONE PRIVATE INCOME FUND

c/o Keystone National Group, LLC

60 E. South Temple, Suite 2100

Salt Lake City, Utah 84111

info@keystonenational.net

PART 1 – SHAREHOLDER NAME

Shareholder Name:

PART 2 – AMOUNT OF SHARES IN THE FUND BEING TENDERED:

Please select the class you wish to tender your shares in:

☐ Keystone Private Income Fund - Class A

☐ Keystone Private Income Fund - Class D

☐ Keystone Private Income Fund - Class I

☐ Keystone Private Income Fund - Class Y

☐ Keystone Private Income Fund - Class Z

If tendering more than one share class, please submit a separate form for each class

☐ Entire amount of Shares

☐ Portion of Shares             $______________        or        ______________ Number of Shares

PART 3 – PAYMENT

PAYMENT GUIDELINES: Proceeds from tax deferred and tax exempt registration types are required to be returned to the custodian on record.

For all Other Accounts, Please Deliver All Proceeds via Federal Wire to the Following:

Bank Name:
ABA Routing Number:
For Credit to:
Name(s) on Bank Account:
Bank Account Number:
For Further Credit to:
Name(s) on Investors Account:
Investor Account Number at Broker:

(Continued on next page)

Letter of Transmittal Page 3 of 4

PART 4 - SIGNATURE(S)

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Letter of Transmittal Page 4 of 4

TO CANCEL TENDER/REPURCHASE REQUEST PREVIOUSLY SUBMITTED

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR TENDER/REPURCHASE REQUEST FORM.

KEYSTONE PRIVATE INCOME FUND

EXHIBIT D

ONLY COMPLETE THIS FORM IF YOU WISH TO CANCEL THE INSTRUCTIONS

YOU SUBMITTED ON YOUR TENDER/REPURCHASE REQUEST FORM

NOTICE OF WITHDRAWAL OF TENDER/REPURCHASE REQUEST

Regarding Shares in

KEYSTONE PRIVATE INCOME FUND

Tendered Pursuant to the Offer to Purchase
Dated January 31, 2023

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE
AT, AND THIS NOTICE OF WITHDRAWAL MUST BE
RECEIVED BY KEYSTONE NATIONAL GROUP, LLC BY,

11:59 P.M., EASTERN TIME, ON MARCH 1, 2023,

UNLESS THE OFFER IS EXTENDED.

Complete This Notice of Withdrawal and Return To:

Keystone Private Income Fund

c/o Keystone National Group, LLC

60 E. South Temple, Suite 2100

Salt Lake City, Utah 84111

info@keystonenational.net

Cancel Tender/Repurchase Request Page 1 of 2

KEYSTONE PRIVATE INCOME FUND

Ladies and Gentlemen:

The undersigned wishes to withdraw the tender of its Shares of beneficial interest in Keystone Private Income Fund (the “Fund”), or the tender of some of such Shares, for purchase by the Fund that previously was submitted by the undersigned in a Tender/Repurchase Request Form dated ____________.

Such tender was in the amount of:

☐        All of the undersigned’s entire Shares of beneficial interest.

☐        A portion of the undersigned’s Shares of beneficial interest expressed as a specific dollar value or number of shares

$_______________________or_______________________ (number of shares)

The undersigned recognizes that upon the submission on a timely basis of this Notice of Withdrawal of Tender, properly executed, the Shares in the Fund previously tendered will not be purchased by the Fund upon expiration of the tender offer described above.

SIGNATURE(S):

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Signature	Print Name of Authorized Signatory (and Title if applicable)	Date

Cancel Tender/Repurchase Request Page 2 of 2

EXHIBIT E

FORM OF LETTER FROM THE FUND TO SHAREHOLDERS IN CONNECTION WITH ACCEPTANCE OF OFFERS OF TENDER

[ _______________ __, 20__ ]

Dear Shareholder:

Keystone Private Income Fund (the “Fund”) has received and accepted for purchase your tender of all or some of your Shares of beneficial interest in the Fund (your “Shares”).

Payment for the Shares will be made pursuant to the terms and conditions set forth in the Offer to Purchase. If you are tendering only a portion of your account, you remain a Shareholder of the Fund with respect to the portion of the Shares that you did not tender.

Enclosed is a statement showing the breakdown of your capital withdrawal resulting from our purchase of your Shares in the Fund.

Should you have any questions, please feel free to contact the Tender Offer Administrator at UMB Fund Services, Inc. at (888) 332-3320.

Sincerely,

Keystone Private Income Fund